UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VIACELL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

92554J105

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92554J105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Javelin Capital Fund, L.P. – IRS # 63-1127910

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JVP, L.P. - IRS # 06-1477520

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JVP, Inc. - IRS # 06-1447518

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) CO

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Javelin Capital Fund II, L.P. – IRS # 63-1215723

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Origen Capital Fund, L.P. – IRS # 85-0458133

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Lighthouse Capital Fund, L.P. – IRS # 06-1534768

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD II Regional Partners, Inc. – IRS # 06-1534765

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) CO

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tullis-Dickerson Capital Focus II, L.P. – IRS # 06-1519912

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tullis-Dickerson Partners II, L.L.C. – IRS # 06-1519911

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James L. L. Tullis - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joan P. Neuscheler - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas P. Dickerson - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyle A. Hohnke - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Alabama, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.20% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy M. Buono - IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Connecticut, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,780,155 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,780,155 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,155 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.25% (3)

12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule is filed by TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., Joan P. Neuscheler, James L. L. Tullis, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono (collectively, the “Tullis-Dickerson Entities”).  The Tullis-Dickerson Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 921,667 shares owned by TD Javelin Capital Fund, L.P.; (ii) 681,838 shares owned by TD Javelin Capital Fund II, L.P.; (iii) 558,317 shares owned by TD Lighthouse Capital Fund, L.P. (iv) 175,000 shares owned by TD Origen Capital Fund, L.P.; (v) 175,000 shares owned by Tullis-Dickerson Capital Focus II, L.P.; (vi) a fully-exercisable warrant to purchase 250,000 shares of common stock owned by TD Javelin Capital Fund, L.P.; (vii) 10,000 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 20,000 shares of common stock that vests in four equal annual installments beginning on April 14, 2004 held directly by James L. L. Tullis for the benefit of TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., Tullis-Dickerson Capital Focus II, L.P., and JVP, L.P. (the “TD Partnerships”); and (viii) 8,333 shares of common stock that have vested or will vest within 60 days under an employee stock option to purchase a total of 10,000 shares of common stock that vests in twelve equal monthly installments beginning on June 9, 2005 held directly by James L. L. Tullis for the benefit of the TD Partnerships.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke share voting and/or dispositive power over all such shares. These individuals disclaim beneficial ownership of the shares owned by the above entities except to the extent of their proportionate pecuniary interests therein.

(3)  This percentage is calculated based upon the aggregate of 38,352,967 shares of the Issuer’s common stock outstanding (as of November 11, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2005, plus 250,000 shares of common stock issuable under a fully-exercisable warrant owned by TD Javelin Capital Fund, L.P.

Introductory Note: This Statement on Schedule 13G is filed on behalf of TD Javelin Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Javelin”), JVP, L.P., a limited partnership organized under the laws of the State of Delaware (“JVP”), JVP, Inc., a corporation incorporation under the laws of the State of Delaware (“JVP, Inc.”), TD Javelin Capital Fund II, L.P., a limited partnership organized under the laws of the State of Delaware (“Javelin II”), TD Origen Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Origen”), TD Lighthouse Capital Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Lighthouse”), TD II Regional Partners, Inc., a corporation incorporated under the laws of the State of Delaware (“Regional Partners”), Tullis-Dickerson Capital Focus II, L.P., a limited partnership organized under the laws of the State of Delaware (“Capital Focus III”), Tullis-Dickerson Partners II, L.L.C., a limited liability company organized under the laws of the State of Delaware (“Partners III”), James L. L. Tullis (“Tullis”), Joan P. Neuscheler (“Neuscheler”), Thomas P. Dickerson (“Dickerson”), Lyle A. Hohnke (“Hohnke”) and Timothy M. Buono (“Buono” and collectively with Origen, Lighthouse, Regional Partners, Capital Focus III, Partners III, Neuscheler, Tullis, Dickerson, and Hohnke, the “Tullis-Dickerson Entities”) in respect of shares of Common Stock of ViaCell, Inc.  JVP, L.P. is the sole general partner of TD Javelin Capital Fund II, L.P.  JVP, Inc. is the sole general partner of JVP, L.P.  TD II Regional Partners, Inc. is the sole general partner of TD Javelin TD Origen Capital Fund, L.P. and TD Lighthouse Capital Fund, L.P.  Tullis-Dickerson Partners II, L.L.C. is the sole general partner of Tullis-Dickerson Capital Focus II, L.P.  James L. L. Tullis, Thomas P. Dickerson, Joan P. Neuscheler, Timothy M. Buono and Lyle A. Hohnke possess voting and dispositive power over JVP, L.P., JVP, Inc., TD II Regional Partners, Inc., and Tullis-Dickerson Partners II, L.L.C.

Item 1.
	(a)	Name of Issuer ViaCell, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 245 First Street Cambridge, Massachusetts 02142

Item 2.
(a)

Name of Person Filing
TD Javelin Capital Fund, L.P.

JVP, L.P.

JVP, Inc.

TD Javelin Capital Fund II, L.P.

TD Origen Capital Fund, L.P.

TD Lighthouse Capital Fund, L.P.

TD II Regional Partners, Inc.

Tullis-Dickerson Capital Focus II, L.P.

Tullis-Dickerson Partners II, L.L.C.

James L. L. Tullis

Joan P. Neuscheler

Thomas P. Dickerson

Lyle A. Hohnke

Timothy M. Buono

	(b)	Address of Principal Business Office or, if none, Residence 2 Greenwich Plaza, 4th Floor Greenwich, Connecticut 06830
(c)

Citizenship
Each of Javelin, JVP, Javelin II, Origen, Lighthouse and Capital Focus II are limited partnerships organized in the State of Delaware.   Each of JVP, Inc. and Regional Partners are corporations incorporated in the State of Delaware.   Partners II is a limited liability company organized in the State of Delaware.  Each of Tullis, Neuscheler, and Buono are individuals residing in the State of Connecticut, Dickerson is an individual residing in the State of New York, and Hohnke is an individual residing in the State of Alabama.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 92554J105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Tullis-Dickerson Entity	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
TD Javelin Capital Fund, L.P.	921,667	250,000	0	2,780,155	0	2,780,155	2,780,155	7.25%
JVP, L.P.	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
JVP, Inc.	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
TD Javelin Capital Fund II, L.P.	681,838	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
TD Origen Capital Fund, L.P.	175,000	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
TD Lighthouse Capital Fund, L.P.	558,317	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
TD II Regional Partners, Inc.	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
Tullis-Dickerson Capital Focus II, L.P.	175,000	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
Tullis-Dickerson Partners II, L.L.C.	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
James L. L. Tullis	18,333	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
Joan P. Neuscheler	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
Thomas P. Dickerson	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
Lyle A. Hohnke	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%
Timothy M. Buono	0	0	0	2,780,155	0	2,780,155	2,780,155	7.25%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2006		TD JAVELIN CAPITAL FUND, L.P.

		BY:		JVP, L.P.
		ITS:		GENERAL PARTNER

			BY:	JVP, INC.
			ITS:	GENERAL PARTNER

			By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		JVP, L.P.

		BY:		JVP, INC.
		ITS:		GENERAL PARTNER

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		JVP, INC.

	By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		TD JAVELIN CAPITAL FUND II, L.P.

		BY:		TD II REGIONAL PARTNERS, INC.
		ITS:		GENERAL PARTNER

		By:		/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		TD ORIGEN CAPITAL FUND, L.P.

		BY:		TD II REGIONAL PARTNERS, INC.
		ITS:		GENERAL PARTNER

		By:		/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		TD LIGHTHOUSE CAPITAL FUND, L.P.

		BY:		TD II REGIONAL PARTNERS, INC.
		ITS:		GENERAL PARTNER

		By:		/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		TD II Regional Partners, Inc.

	By:	/s/ James L. L. Tullis
James L. L. Tullis
Chief Executive Officer

February 14, 2006		Tullis-Dickerson Capital Focus II, L.P.

		BY:	TULLIS-DICKERSON PARTNERS II, L.L.C.
		ITS:	GENERAL PARTNER

		By:	/s/ James L. L. Tullis
James L. L. Tullis
Principal

February 14, 2006		TULLIS-DICKERSON PARTNERS II, L.L.C.

	By:	/s/ James L. L. Tullis
James L. L. Tullis
Principal

February 14, 2006	By:	/s/ James L. L. Tullis
JAMES L. L. TULLIS

February 14, 2006	By:	/s/ Joan P. Neuscheler
JOAN P. NEUSCHELER

February 14, 2006	By:	/s/ Thomas P. Dickerson
THOMAS P. DICKERSON

February 14, 2006	By:	/s/ Lyle A. Hohnke
LYLE A. HOHNKE

February 14, 2006	By:	/s/ Timothy M. Buono
TIMOTHY M. BUONO

EXHIBIT INDEX

Exhibit No.

99.1

Agreement pursuant to Rule 13d-1(k)(1) among TD Javelin Capital Fund, L.P., JVP, L.P., JVP, Inc., TD Javelin Capital Fund II, L.P., TD Origen Capital Fund, L.P., TD Lighthouse Capital Fund, L.P., TD II Regional Partners, Inc., Tullis-Dickerson Capital Focus II, L.P., Tullis-Dickerson Partners II, L.L.C., James L. L. Tullis, Joan P. Neuscheler, Thomas P. Dickerson, Lyle A. Hohnke and Timothy M. Buono.